================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                       PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            REPORT ON FORM 6-K DATED FOR THE MONTH OF FEBRUARY, 2007

                                   ----------

                               COPA HOLDINGS, S.A.
                 (Translation of Registrant's Name Into English)

                                   ----------

       Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
                           Urbanizacion Costa del Este
                       Complejo Business Park, Torre Norte
                                 Parque Lefevre
                               Panama City, Panama
                    (Address of principal executive offices)

                                   ----------

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F [X] Form 40-F [ ]

      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes [ ] No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

================================================================================

Enclosure: Press Release - COPA AIRLINES SIGNS AGREEMENT WITH SKYTEAM TO JOIN ALLIANCE AS ASSOCIATE MEMBER

           COPA AIRLINES SIGNS AGREEMENT WITH SKYTEAM TO JOIN ALLIANCE
                               AS ASSOCIATE MEMBER

      AGREEMENT IS A FORMAL STEP IN THE ALLIANCE'S ASSOCIATE MEMBER PROCESS

    PANAMA CITY, Feb. 2 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), today announced it has signed a formal agreement with the SkyTeam global airline alliance, confirming Copa is on track to join the alliance as an Associate member. The agreement is a formal step forward in Copa's ongoing membership process, which will culminate in the airline becoming an Associate member later this year. Today's signing marks Copa Airlines' entry into a very select group of Latin American carriers who participate in, or are associated with, a global airline alliance.

    As a SkyTeam Associate, Copa Airlines will work with SkyTeam partners to implement all necessary alliance standards and requirements. Upon completion of this task, Copa Airlines will receive formal approval from the SkyTeam Governing Board, becoming an official SkyTeam Associate member.

    Once in SkyTeam, Copa Airlines' passengers will have access to a wide variety of additional perks and benefits. Passengers will be able to earn the miles of their choice on any SkyTeam flight and use their miles for reward travel to over 500 travel destinations worldwide on any SkyTeam partner. They will also have access to SkyTeam VIP lounges where applicable. Additionally, with a single check-in process, Copa passengers will have access to a vast network of global flights, more fare options, seamless connectivity between carriers, and unified customer service under the SkyTeam banner.

    "Copa's growth will be enhanced by its association with SkyTeam, which will allow more travelers to easily access and take advantage of our extensive intra-Latin American network," said Pedro Heilbron, CEO of Copa Airlines. "We look forward to extending the SkyTeam brand in Latin America, while our passengers benefit from greater access to global destinations and seamless travel on SkyTeam partner airlines."

    Jorge Garcia, Commercial VP, Copa Airlines, hosted the signing ceremony in Panama City to recognize the occasion, which was attended by SkyTeam representatives from Continental Airlines and Air France.

    About Copa Airlines

    With a fleet of 30 aircraft, Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Visit Copa Airlines on the Web at: http://www.copaair.com .

    About SkyTeam

    SkyTeam is the global airline alliance partnering ten members, including Aeroflot, Aeromexico, Air France, Alitalia, Continental Airlines, Czech Airlines, Delta Air Lines, KLM Royal Dutch Airlines, Korean Air and Northwest Airlines. Through one of the world's most extensive hub networks, SkyTeam offers its approximately 373 million annual passengers a worldwide system of nearly 15,000 daily flights covering all major destinations. Visit SkyTeam on the Web at http://www.skyteam.com . CPA-G

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                          Copa Holdings, S.A.
                                                          ----------------------
                                                          (Registrant)
Date:  02/02/2007

                                                          By:    /s/ Victor Vial
                                                                 ---------------
                                                          Name:  Victor Vial
                                                          Title: CFO